Exhibit 99.1

WiMi Obtained China Compulsory Certification (CCC) for its Hologram Soft Light Cinema Headset

BEIJING, January 04, 2021 /PRNewswire/ -- WiMi Hologram Cloud Inc. (Nasdaq: WIMI) (“WiMi” or the “Company”), a leading Hologram AR Technology provider in China, today announced that it obtained the China Compulsory Certification (the “CCC”) for its hologram soft light cinema headset. According to the certification documents, which include the electromagnetic compatibility test report, safety test report, and CCC product test report, the Company’s model WMH0D3 portable media player has passed all tests and successfully obtained CCC.

Due to the increasing emphasis on product quality and safety among consumers in the Chinese market, manufacturers continue to improve their product quality. Meanwhile, as the Chinese government continues to refine its policies and certification requirements to strengthen the supervision of product safety and quality, companies have also increased their demands for testing services.

Among these certifications, the CCC is a product evaluation system implemented by the Chinese government as a protection for consumers’ personal health and safety, the environment, and national security. To obtain the CCC, products must comply with Chinese national standards and related technical specifications. Before they can be produced, imported, and sold for public use, products listed in the CCC product catalog must undergo mandatory tests and audits in accordance with compulsory product certification procedures, obtain relevant certifications, and display these certifications on the product package.

In order to better address customer demands, the Company released the hologram soft light cinema headset. The headset has been greatly enhanced in regards to image color management, device connection, and wearing experience. In terms of image color management, the headset offers customers more transparent colors with more delicate picture quality by leveraging its powerful image processing engine in cooperation with SONY. In addition, customers can also connect headsets with drones and professional cameras. The headset’s use of far-focus imaging technology also significantly optimizes customers’ wearing experience by relieving any eye fatigue caused by long-term, short-distance image viewing.

About WIMI Hologram Cloud Inc.

WiMi Hologram Cloud, Inc.(NASDAQ: WIMI), whose commercial operations began in 2015, operates an integrated holographic AR application platform in China and has built a comprehensive and diversified holographic AR content library among all holographic AR solution providers in China. Its extensive portfolio includes 4,654 AR holographic contents. The company has also achieved a speed of image processing that is 80 percent faster than the industry average. While most peer companies may identify and capture 40 to 50 blocks of image data within a specific space unit, WiMi collects 500 to 550 data blocks.

Safe Harbor / Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Among other things, the business outlook and quotations from management in this press release, as well as the Company’s strategic and operational plans, contain forward−looking statements. The Company may also make written or oral forward−looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20−F and 6−K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward−looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of the AR holographic industry; and the Company’s expectations regarding demand for and market acceptance of its products and services. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and current report on Form 6-K and other documents filed with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable laws.

Contacts

WIMI Hologram Cloud Inc.

Email: pr@wimiar.com

ICR, LLC

Sharon Zhou

Tel: +1 (646) 975-9495

Email: wimi@icrinc.com